September 5, 2023
VIA EDGAR
Alison White,
Senior Counsel
Division of Investment Management
The United States Securities
 and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re:
Registration Statement on Form N-6 of Nationwide VL Separate Account-G
(the "Separate Account") of Nationwide Life and Annuity Insurance Company
(the "Company") relating to Nationwide Variable Universal Life Protector II (File Nos. 333-
272262 and 811-21697) (the "Registration Statement")
Dear Ms. White:
On behalf of Nationwide Life and Annuity Insurance Company ("Nationwide") and its Nationwide VL Separate Account - G ("Variable Account"), we are filing this Pre-effective Amendment No. 1 in response to your comment letter dated June 29, 2023. This filing is being made electronically via EDGAR in accordance with Regulation S-T.
Responses below are to the Staff's comments regarding the registration statement related to the Nationwide Variable University Life Protector II (File No. 333-272262). Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.
Please note that Nationwide is seeking an effective date of September 30, 2023
Responses to your comments are below in the numerical sequence established in your correspondence.
In addition, a number of revisions have been made to the registration statement in the course of ongoing review by Nationwide. These revisions are identified and discussed in this letter after responses to the Staff comments.
GENERAL
1.
Please confirm supplementally that all missing information, and all exhibits will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally or on exhibits filed in the pre-effective amendments.
Response: Nationwide confirms that all missing information and all exhibits will be filed in pre-effective amendments to the Registration Statement.
2.
Please provide a form of initial summary prospectus for the Series H and Series E policies for our review.
Response: Nationwide has attached copies of the initial summary prospectuses for Series H and E as exhibits to Part C of the Registration Statement for your review.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

3.
Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.
Response: Nationwide has addressed all applicable comments that impact similar disclosure throughout the Registration Statement.
4.
Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the policy issued by the Separate Account.
Response: Nationwide will be solely responsible for the benefits and features associated with the policy issued by the Separate Account.
5.
Please be aware that the compliance date for the requirement to use the Inline eXtensible Business Reporting Language (XBRL) format for the submission of certain required disclosures in the variable contract statutory prospectus was January 1, 2023. Filings made on or after January 1, 2023 are required to comply with these requirements. [General Instruction C.3.(h).]
Response: The statutory Prospectuses will be in compliance with the requirements of Inline eXtensible Business Reporting Language (XBRL) when the final pre-effective amendment to the Registration Statement is submitted for effectiveness.
PROSPECTUS
Important Information You Should Consider About the Policy
6.
Please confirm supplementally that the key information table cross-references in the electronic version of the Prospectuses will link directly to the locations in the statutory Prospectuses where the subject matter is discussed in greater detail, or will provide a means of facilitating access to that information through equivalent methods or technologies. [Instruction 1(b) to Item 2.]
Response: Nationwide confirms the key information table cross-references in the electronic version of the statutory Prospectuses will satisfy this form requirement.
7.
Where you discuss Risk of Loss – Risks Associated with Investment Options, please disclose that investment in the Contract can vary depending on the performance of the investment options available under the Contract. [Instruction 3(c) to Item 2.]
Response: Nationwide has added disclosure to the Risk of Loss—Risks Associated with Investment Options that, "Investment Experience of the policy can vary depending on the available policy investment options selected by the policy owner." The added content is reproduced here for convenience:
Investment Experience of the policy can vary depending on the available policy investment options selected by the policy owner.
Fee Table
8.
Please move the Percent of Premium Charge associated with the Extended No-Lapse Guarantee Rider Charges from the periodic charges portion of the fee table to the transaction fees portion of the fee table as this is not a periodic charge. [Instruction 2(c) to Item 4.]
Response: Nationwide has moved the Percent of Premium Charge associated with the Extended No-Lapse Guarantee Rider Charges to the transaction fee portion of the fee table.
9.
Please disclose the Percent of Sub-Account Value Charge as an annualized charge. [Instruction 3(c) to Item 4.]
Response: The Percent of Sub-Account Value Charge is expressed as a monthly rate in the Fee Table to coincide with the monthly deduction frequency. The annualized equivalent is stated in the narrative description of the Percent of Sub-Account Value Charge. Because of this, Nationwide has made no change in the Fee Table in response to this comment.
Note: The current Percent of Sub-Account Value Charge rates, monthly in the Fee Table and annualized in the narrative description, have been revised to reflect updated pricing
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Principal Risks
10.
Please define the capitalized term "Illustrated Premium". (page 16)
Response: The word Premium is defined in the glossary, "illustrated" is only capitalized here because it is the first word in the sentence. Further, "illustrated Premium" is described two sentences earlier. To make this connection clearer, Nationwide has made an edit to improve contextual clarity, rather than adding a defined term to the glossary. Added text is underlined.
Note: A customized projection of policy values (a "policy illustration") is available from your financial professional at the time of application and after the policy is issued. The policy owner selects the Premium amount and frequency shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when ("illustrated Premium"). The policy owner also selects assumed Investment Experience. Illustrated Premium and assumed Investment Experience are not guaranteed. Investment Experience varies over time, is rarely the same year-over-year, and may be negative. Because the policy is a variable universal life insurance policy with the potential for unfavorable Investment Experience, including extended periods of significant stock market decline, additional Premium may be required to meet a policy owner's goals and/or to prevent the policy from Lapsing even if all Premium is paid as planned. Generally, variable universal life insurance is considered a long-term investment. Policy owners should weigh the investment risk and costs associated with the policy against their objectives, time horizon, risk tolerance, and ability to pay additional Premium if necessary.
11.
Please disclose how much advance notice Nationwide will provide to policy owners when increasing policy and/or Rider charges. (page 17)
Response: Nationwide will provide at least thirty days notice prior to increasing policy and/or Rider charges.
Transfers Among and Between the Policy Investment Options
12.
Please include an example of what you mean when you state that "for restrictions on transfer events within two consecutive calendar quarters, Nationwide does not start the monitoring anew on January 1. Instead, Nationwide refreshes the transfer event restriction period at the beginning of each calendar quarter considering only transfers that occur in the current calendar quarter and occurred in the immediately preceding calendar quarter. (page 25)
Response: No examples have been added in response to this comment. However, Nationwide has revised the language to clarify that the Calendar Year and Consecutive Quarter limitations are completely independent of each other. Further Nationwide believes examples would not aid investor comprehension beyond the plain English disclosure already provided below the table. The language has been reproduced here for convenience, new text is underlined:
For calendar year restrictions, each January 1, Nationwide will start the monitoring anew, so that each policy starts with 0 transfer events each January 1. For restrictions on transfer events within two consecutive calendar quarters, Nationwide refreshes the transfer event restriction period at the beginning of each calendar quarter considering only transfers that occur in the current calendar quarter and occurred in the immediately preceding calendar quarter.
13.
Please provide more detail about what you mean when you state that Nationwide will invoke the right to further limit or refuse transfers to the Long-Term Fixed Account "when interest rates are low by historical standards". (page 26)
Response: Nationwide may further limit or refuse transfers to the Long-Term Fixed Account on a prospective basis at any time. Generally, this right may be invoked when interest rates are low by historical standards, such as times when investments necessary to support the current Long-Term Fixed Accounts interest crediting rate greater than the current Fixed Account are not available. In addition, Nationwide does not allow transfers from the Long-Term Fixed Account as part of the asset rebalancing or dollar cost averaging programs if available.
This edit has also been made in the Premium Payments section.
Premium Payments
14.
Please reconcile the apparent discrepancy between the statement that the policy "does not require a payment of a scheduled Premium amount to keep it In Force" with the disclosure that "Premium payment reminder notices will be sent according to the Premium payment schedule selected by the policy owner." (page 30)
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Response: Premium payments are not required to be made or received on any particular date. Premium payment reminder notices are sent as a courtesy to the policy owner based on their elected premium frequency and amount.
15.
The prospectus states that "Nationwide may require satisfactory evidence of insurability before accepting any additional Premium payment that results in an increase in the policy's Net Amount At Risk." Please explain supplementally how a premium payment may increase the Net Amount at Risk. (page 30)
Response: A Premium payment will cause an increase to the Net Amount At Risk when the applicable percentage stipulated in IRC Section 7702 is greater than 100% and the Death Benefit is the Minimum Required Death Benefit described in the prospectus.
As stated in the prospectus (Death Benefit Options subsection of the Policy Features section and Standard Beath Benefit Options subsection of The Death Benefit section), the policy’s Death Benefit is the greater of the amount produced by the Death Benefit option in effect or the Minimum Required Death Benefit.
The Minimum Required Death Benefit is the applicable percentage of the Cash Value stipulated in IRC Section 7702. When the applicable percentage is greater than 100% (which is always the case until at least age 95), and the Death Benefit is equal to the Minimum Required Death Benefit, if a Premium payment increases the Cash Value, it results in an even larger increase to the Death Benefit, and this causes the Net Amount at Risk (Death Benefit minus Cash Value) to increase.
The policy owner can request an illustration prior to submitting a Premium payment to determine whether evidence of insurability will be required.
Conditional Reduction of the Cost of Insurance Rate
16.
Please consider moving the section titled "Conditional Reduction of the Cost of Insurance Rate". It appears out of place and significantly precedes the discussion of Cost of Insurance Rates. (page 30).
Response: The Conditional Reduction of the Cost of Insurance Rate is a Policy feature with a premium based eligibility requirement, which is the reason it is currently located where it is. There is also an existing cross reference to the Conditional Reduction of the Cost of Insurance Charge section in Cost of Insurance Charge section. Because of these two factors, no change has been made in response to this comment at this time.
Other Benefits Available Under the Policy
17.
Please consider clarifying in the table that the "elimination period" for the Long-Term Care Rider II is a 90-day waiting period. (page 35).
Response: The table has been clarified by adding disclosure clarifying that the elimination period is 90 days.
18.
Please revise the "Purpose" disclosure for the Extended No-Lapse Guarantee Rider Advantage Program so that it is written in plain English. (page 37)."
Response: The Purpose disclosure for the Extended No-Lapse Guarantee Rider Advantage Program has been revised to a simpler statement.
Policies without Surrender Charges
19.
Please explain the term "illustrated premium". (Series H prospectus, page 38)
Response: This product is sold with an illustration. Illustrated Premium is the Premium amount and frequency the policy owner selects to be shown in the policy illustration to show Nationwide how much Premium the policy owner intends to pay and when.
Policy Riders and Rider Charges
20.
Please clearly disclose which Riders can and cannot be elected together. (page 44)
Response: Nationwide has reviewed the Rider narrative disclosure and added disclosure in the Premium Waiver Rider and Extended No-Lapse Guarantee Rider sections regarding their mutual exclusivity. Each Rider that cannot be elected with one or more other Riders appropriately and clearly discloses which one(s).
The Other Benefits Available Under the Policy table has been updated consistent with the narrative disclosure.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Long-Term Care Rider II Benefit – Long-Term Care Referral Service
21.
Please clarify if Nationwide receives any compensation for making referrals and disclose any other material conflicts of interest that may exist with respect to this service. (page 49)
Response: The Long-Term Care Referral Service is provided to policy owners by a third-party paid for by Nationwide. Nationwide does not receive any compensation for making the service available as indicated by the fourth sentence in the referenced paragraph. An edit has been made to clarify that Nationwide pays for the service. The disclosure has been reproduced here for convenience, new text is underlined:
Long-Term Care Referral Service
If the Rider is elected, the policy owner will have access to a national long-term care services referral network via a toll-free telephone number. Services provided include free consultation and tailored information to assist in implementing a plan of care. There is no obligation to use these services which are currently provided through a third party paid for by Nationwide. There is no separate additional charge for this service. This service is subject to availability and may be modified, suspended, or discontinued at any time upon 30 days written notice.
Accelerated Death Benefit for Terminal Illness Rider
22.
Please clarify the rider description and example to explain how the accelerated death benefit impacts the specified amount/remaining death benefit and the policy’s cash value. (page 49)
Response: Nationwide has revised the rider description and example to explain how the accelerated Death Benefit impacts the specified amount/remaining Death Benefit and the policy’s Cash Value.
Accelerated Death Benefit for Chronic Illness Rider
23.
Please revise the description of the purpose of the non-guaranteed Base Policy Specified Amount reduction factor so that it is written in plain English. Does a lower reduction factor increase or decrease the amount paid to the policy owner? (page 53 & top of page 54)
Response: Nationwide has revised the paragraph containing the disclosure that is the subject of this comment. The disclosure now reads as shown below. New text is underlined here for convenience:
Note: The non-guaranteed Base Policy Specified Amount reduction factor will be determined at the time a claim is processed using Nationwide’s then current expectations for mortality for the Insured’s Attained Age and sex and then current interest rates. Higher expected mortality results in a lower non-guaranteed Specified Amount Reduction Factor. Higher interest rates at the time a claim is processed result in a higher non-guaranteed Specified Amount Reduction Factor. Nationwide uses a non-guaranteed Base Policy Specified Amount reduction factor to manage its risk in paying a portion the Death Benefit prior to the Insured’s death while potentially providing a more favorable factor than could be offered if it was guaranteed on the Policy Date. The lower the Base Policy Specified Amount reduction factor used, the greater the CI Accelerated Death Benefit Payment. The applicable non-guaranteed Base Policy Specified Amount reduction factor can be obtained by contacting the Service Center, see Contacting the Service Center.
This comment also applies to the Critical Illness Rider disclosure on page 59.
Waiver of Monthly Deductions Rider
24.
Please clarify what you mean by a "risk not assumed". (page 63)
Response: Risks not assumed are conditions that are excluded under the Rider. A reference is included within the narrative disclosure advising that the Rider can be obtained by contacting the Service Center. An edit has been made to clarify that the Rider will provide the specific risks not assumed applicable to the policy. The language has been reproduced here for convenience, new text is underlined:
The benefit associated with the Waiver of Monthly Deductions Rider is a waiver of policy charges in the event the Insured becomes totally disabled. Monthly charges will not be waived until the Insured has been disabled for six consecutive months. No benefit is available if total disability results from a risk not assumed; risks not assumed may vary by state. For detail regarding risks not assumed, contact the Service Center to obtain a copy of the Waiver of Monthly Deductions Rider applicable to the policy.
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

Extended No-Lapse Guarantee Rider
25.
Please clarify what you mean when you state that "[t]o assist the policy owner in keeping the policy on track, Nationwide applies the premium factor to the no-lapse guarantee value as of the Policy Monthaversary at the beginning of the policy month in which the Premium was received." (page 65)
Response: The extended no-lapse guarantee value calculation is time sensitive. If Nationwide did not "backdate" the application of the premium factor for premium received after a Policy Monthaversary the no-lapse guarantee would be adversely affected.
Exhibits
26.
The Powers of Attorney incorporated by reference into the Registration Statement do not specifically reference this Registration Statement. Please execute and file new Powers of Attorney with the next pre-effective amendment authorizing the filing of this Registration Statement. See Rule 483(b).
Response: A new Power of Attorney specifically referencing this Registration Statement by ’33 Act Number is attached.
27.
Opinion of Counsel - Please remove the reference to the policies being "Index-Linked" from the legal opinion as the policy does not offer index-linked options.
Response: The Opinion of Counsel has been modified to remove references to index-linked options.
Signatures
28.
Please note the signature requirements of Section 6(a) of the 1933 Act, which requires that the registration statement also be signed by the Trust’s principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the 1933 Act should indicate each capacity in which he or she signs the registration statement.
Response: The signature page has been revised to meet the signature requirements of Section 6(a) of the 1933 Act.
Additional Modifications to the Prospectus
In addition to edits in response to the Staff comments, Nationwide has made the following additional edits:
In the Fee Table’s "Periodic Charges Other than Annual Underlying Mutual fund Expenses" chart, the current amount deducted for the "Percent of Sub-Account Value Charge" was changed from 0.013% to "0.008% of Cash value Allocated to the Sub-Accounts."
In the "Optional Benefit Charges" chart, additional disclosure has been added to the "Premium Waiver Rider Charge" description to indicate that Maximum and Minimum charges are based on premium specified by the policy owner.
In the "Other Benefits Available Under the Policy", "Premium Waiver Rider", additional disclosure was added to the third bullet to clarify that the Rider cannot be elected if the Extended No-Lapse Guarantee Rider is elected.
In "Other Benefits Available Under the Policy", "Extended No-Lapse Guarantee Rider", additional disclosure was added to the first bullet indicating that the Rider cannot be elected if the Premium Waiver Rider is elected.
In the "Percent of Sub-Account Value Charge" section, second paragraph, disclosure was revised to show the Charge as an annualized rate of 0.10%
In the "Premium Waiver Rider Charge" section, in the second paragraph, the parenthetical "the monthly policy credit" has been deleted.
In the "Extended No-Lapse Guarantee Rider" section, disclosure was added to indicate that the Rider is only available if the Premium Waiver Rider is not elected.
In the "Termination of the Extended No-Lapse Guarantee Rider" section, additional disclosure has been added: "Upon termination of the Rider, benefits will no longer be available, the investment option restrictions will no longer apply, and the Order charge will no longer be assessed."
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies

In the "Extended No-Lapse Guarantee Rider Charges", "Percent of Sub-Account Charge" section, additional disclosure has been added to list the elements that impact the calculation of the monthly Rider percent of Sub-Account charge rate.
In the "Collateral and the Policy Loan Account" section, second paragraph, the stated interest rate for collateral held in the policy loan account was changed from 3% to 1%.
The Appendix A fund information has been added along with related fund expense information elsewhere in the prospectus.
* * * *
Please contact me direct at (614) 677-8210 if you have any questions regarding this filing.
Very truly yours,
Nationwide Life and Annuity Insurance Company
/s/ Brian Burke
Brian Burke
Counsel
Home Office: One Nationwide PlazaNationwide Insurance
Columbus, Ohio 43215-2220Nationwide Financial
Legal Counsel to the Nationwide Insurance Companies and their Associated Companies